SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2016

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 1 2016, entitled "APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 1, 2016

By: /s/ Riaan Davel
    Name: Riaan Davel
    Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

In compliance with paragraph 3.59(a) of the JSE Limited Listings Requirements, DRDGOLD is pleased to announce that with effect from 1 December 2016, Mrs Toko Victoria Buyiswa Nomalanga Mnyango has been appointed as an Independent Non-Executive Director of the Company.

She is the Chief Executive Officer of Vitom Technologies (Pty) Ltd and Vitom Brands Communication (Pty) Ltd.

Mrs Mnyango started her career as a prosecutor for the erstwhile KaNgwane homeland. She later became a legal advisor for the Eastern Cape Development Corporation, the province's development financier. The primary focus of the Eastern Cape Development Corporation is the promotion of sustainable economic development in the Eastern Cape, through focussed provision of innovative development finance and leveraging of resources, strategic alliances, investments and partnerships.

Mrs Mnyango has held senior executive positions in Gijima, a leading black owned information and communications technology services provider.

Mrs Mnyango has also worked at social cohesion projects aimed at the achievement of socio-economic transformation and at increasing the strength of South Africa's democracy.

She has held directorships on a number of listed and unlisted company boards including Gijima, EOH Mthombo (Proprietary) Limited, AllPay Eastern Cape (Proprietary) Limited, a subsidiary of ABSA Limited. She was also on the Board of the Ryk Neethling Foundation, an organisation of which the primary objective is to generate funds for the sustainable development and upliftment of swimming facilities in South Africa, to empower previously disadvantaged communities by training coaches to develop swimming within their communities and to procure scholarships for future swimming champions.

Mrs Mnyango holds a Dip. Juris and BJuris degree from the then University of Transkei, now the Walter Sisulu University.

Johannesburg
1 December 2016

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